Kaman Corporation and Subsidiaries
Exhibit 11-Earnings/(Loss) Per Share Computation
(In Thousands Except Per Share Amount)

	For the Three Months		For the Six Months
	Ended		Ended

	July 1, 2005	July 2, 2004	July 1, 2005	July 2, 2004
Basic:

Net earnings/(loss)	$2,757	$(1,702)	$7,462	$(529)
Weighted average number of
shares outstanding	22,815	22,686	22,797	22,667

Net earnings/(loss) per share-basic	$.12	$(.07)	$.33	$(.02)

Diluted:

Net earnings/(loss)	$2,757	$(1,702)	$7,462	$(529)
Elimination of interest expense
on 6% subordinated convertible
debentures (net after taxes)	141	-	310	-
Net earnings/(loss) (as adjusted)	$2,898	$(1,702)	$7,772	$(529)

Weighted average number of
shares outstanding	22,815	22,686	22,797	22,667
Weighted averages shares issuable
on conversion of 6% subordinated
debentures	97	-	65	-
Weighted average shares issuable
on exercise of diluted stock options	781	-	809	-
Total	23,693	22,686	23,671	22,667

Net earnings/(loss) per share - diluted	$.12	$(.07)	$.33	$(.02)

*The calculated diluted per share amounts for the three months and six months ended July 2, 2004 are anti-dilutive, therefore, amounts shown are equal to the basic per share calculation.

Excluded from the net earnings per share-diluted calculation are options granted to employees that are anti-dilutive of 132 and 125 based on the average stock price for the six months ended July 1, 2005 and July 2, 2004, respectively.